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                                                               [NETLIBRARY LOGO]


                                December 15, 2000


Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549


         RE: NETLIBRARY,INC.
             REGISTRATION STATEMENT ON FORM S-1
             FILE NUMBER 333-44048
             REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

     netLibrary, Inc. (the "Registrant") hereby makes application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1, File No. 333-44048 (the "Registration Statement"), originally filed with the Securities and Exchange Commission on August 17, 2000. The Registrant is withdrawing its Registration Statement because of unfavorable market conditions, and a determination that it would not be in the Registrant's best interest to proceed at this time. No securities have been sold under the Registration Statement, and all activity in pursuit of the public offering has been discontinued. Accordingly, we request that an order granting withdrawal of the Form S-1 Registration Statement be issued as soon as possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

     Should you have any questions regarding this matter, please contact me at
(303) 381-8731 or Nicholas Cucarro at (303) 381-8610. In addition, please contact me or Mr. Cucarro as soon as possible following execution of the order withdrawing the Registration Statement.

                                        Very truly yours,
                                        netLibrary, Inc.


                                        By: /s/ PAUL E. SMITH
                                            ------------------------------------
                                            Paul E. Smith
                                            Executive Vice President and General
                                            Counsel

MVW/sc
cc: Ms. Dana Fierro, The Nasdaq Stock Market, Inc.
    Mr. Dan Hunter, NASD Regulation, Inc.
    Steven L. Berson, Esq., Wilson, Sonsini Goodrich & Rosati
    Steven A. Cohen, Esq., Hogan & Hartson LLP
    Whitney Holmes, Esq., Hogan & Hartson LLP